SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                22 February, 2005


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Transaction in Own Shares announcement made on 09 February 2005
             2.  Transaction in Own Shares announcement made on 11 February 2005
             3.  Director Shareholding announcement made on 11 February 2005
             4.  Director Shareholding announcement made on 11 February 2005
             5.  Director Shareholding announcement made on 11 February 2005
             6.  Director Shareholding announcement made on 11 February 2005
             7.  Transaction in Own Shares announcement made on 11 February 2005
             8.  Director Shareholding announcement made on 15 February 2005
             9.  Director Shareholding announcement made on 15 February 2005
            10.  Transaction in Own Shares announcement made on 16 February 2005
            11.  Transaction in Own Shares announcement made on 18 February 2005
            12.  Transaction in Own Shares announcement made on 18 February 2005
            13.  Transaction in Own Shares announcement made on 21 February 2005

Enclosure No.1.

Wednesday 9 February 2005

                                  BT GROUP PLC
                           TRANSACTION IN OWN SHARES

BT Group plc announces that today it transferred to participants in its employees share schemes 2,954 ordinary shares at a price of 154 pence per share. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BT Group plc holds 105,253,073 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,529,375,965.

Enclosure No.2.

Friday 11 February 2005

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that today it transferred to participants in its employees share schemes 15,613 ordinary shares at a price of 199.50 pence per share. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BT Group plc holds 105,237,460 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,529,391,578.

Enclosure No.3.


                                  SCHEDULE 11
          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2)  Name of Director

Sir Christopher Bland
Ben Verwaayen
Ian Livingston
Pierre Danon
Andy Green
Paul Reynolds
Hanif Lalani

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Directors in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ilford Trustees (Jersey) Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Awards of shares as dividend equivalents to shares held in trust over which the above Directors have a conditional interest under BT Group Incentive Share Plan, BT Group Retention Share Plan and BT Group Deferred Bonus Plan.

7)  Number of shares/amount of stock acquired:

All shares are held in the name of Ilford Trustees (Jersey) Limited:

Sir Christopher Bland -
BT Group Retention Share Plan: 5,446 shares

Ben Verwaayen -
BT Retention Share Plan: 15,854 shares
BT Group Deferred Bonus Plan: 14,189 shares
BT Group Incentive Share Plan: 4,593 shares

Ian Livingston -
BT Group Retention Share Plan: 5,577 shares
BT Group Deferred Bonus Plan: 3,274 shares
BT Group Incentive Share Plan: 2,952 shares

Pierre Danon -
BT Group Deferred Bonus Plan: 4,456 shares
BT Group Incentive Share Plan: 2,952 shares

Andy Green -
BT Group Deferred Bonus Plan: 4,180 shares
BT Group Incentive Share Plan: 2,788 shares

Paul Reynolds -
BT Group Deferred Bonus Plan: 3,788 shares
BT Group Incentive Share Plan: 2,624 shares

Hanif Lalani -
BT Group Deferred Bonus Plan: 1,210 shares
BT Group Incentive Share Plan: 1,312 shares

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

210.75p

13)    Date of transaction

11 February 2005

14) Date Company informed

11 February 2005

14)    Total holding following this notification

Sir Christopher Bland
Personal holding: 674,178 ordinary shares
BT Group Retention Share Plan: 299,753
BT Group Legacy Option Plan: options over 314,244 shares

Ben Verwaayen
Personal holding: 387,876 ordinary shares
BT Group Deferred Bonus Plan: 781,024
BT Group Retention Share Plan: 872,615
BT Group Incentive Share Plan: 252,798
BT Group Global Share Option Plan: options over 4,217,958 shares

Ian Livingston
Personal holding: 313,054 ordinary shares
BT Group Deferred Bonus Plan: 180,258
BT Group Retention Share Plan: 307,005
BT Group Incentive Share Plan: 162,512
BT Group Global Share Option Plan: options over 1,990,835 shares
BT Group Employee Sharesave Scheme: an option over 7,290 shares

Pierre Danon:
Personal holding: 432 ordinary shares
BT Group Deferred Bonus Plan: 245,361
BT Group Incentive Share Plan: 162,512
BT Group Global Share Option Plan: options over 1,990,835 shares.

Andy Green
Personal holding: 119,995 ordinary shares
BT Group Deferred Bonus Plan: 230,154
BT Group Incentive Share Plan: 153,484
BT Group Global Share Option Plan: options over 1,880,230 shares
BT Group Employee Sharesave Scheme: an option over 5,712 shares.

Paul Reynolds
Personal holding: 67,598 ordinary shares
BT Group Deferred Bonus Plan: 208,593
BT Group Incentive Share Plan: 144,456
BT Group Global Share Option Plan: options over 1,769,624 shares
BT Group Employee Sharesave Scheme: an option over 4,555 shares.

Hanif Lalani
Personal holding: 5,563 ordinary shares
BT Group Deferred Bonus Plan: 66,720
BT Group Incentive Share Plan: 72,224
BT Group Global Share Option Plan: options over 649,851 shares
BT Group Employee Sharesave Scheme: an option over 5,346 shares.

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

The above named Directors have a technical interest, as at 11 February 2005 under Schedule 13 of the Companies Act as follows:

   -A technical interest, together with all employees of BT Group plc in 28,649,650 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;


   -A technical interest, together with all employees of BT Group plc in 127,741 Ordinary Shares held by the Trustee of the BT Group Employee Share Investment Plan, Halifax Corporate Trustees Limited

 24) Name of contact and telephone number for queries

John Challis, 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification

John Challis

Date of Notification: 11 February 2005

Enclosure No.4.


                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2)  Name of Director

Hanif Lalani

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

n/a

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Notification of interests on appointment

7) Number of shares/amount of stock acquired

See item 15 below

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

n/a

13) Date of transaction

n/a

14) Date Company informed

11 February 2005

15) Total holding following this notification

a) 5,563 ordinary shares - personal holding
b) 72,224 ordinary shares under the BT Group Incentive Share Plan
c) 66,720 ordinary shares under the BT Group Deferred Bonus Plan
d) An option over 5,346 ordinary shares under the BT Group Employee Sharesave Scheme
e) Options over 649,851 ordinary shares under the BT Group Global Share Option Plan

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

a) 29 July 2002
b) 24 June 2003
c) 24 June 2003
d) 27 June 2003
e) 24 June 2004

18) Period during which or date on which exercisable

a) 29 July 2005 to 29 July 2012
b) 24 June 2006 to 24 June 2013
c) 24 June 2004 to 24 June 2013
d) 14 August 2006 to 13 February 2007
e) 24 June 2007 to 24 June 2014

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

Ordinary shares of 5p each

a) 177,810 shares
b) 210,527 shares
c) 105,264 shares
d) 5,346 shares
e) 156,250 shares

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

a) 187 pence per share
b) 199.5 pence per share
c) 199.5 pence per share
d) 173 pence per share
e) 192 pence per share

22) Total number of shares or debentures over which options held following this notification

See above

23) Any additional information

The appointment of Hanif Lalani as an executive director of BT Group plc was notified to the London Stock Exchange on 10 December 2004.

The following information is now provided in respect of Hanif Lalani as required by the Listing Rules:

Listing Rule 16.4 (a)
Current Directorships of publicly quoted companies in the last five years:

Nil

Past Directorships

Nil

Listing Rule 16.4 (b)

Mr Lalani has confirmed that, at the date of this release:

1. he has no unspent convictions in relation to any indictable offences;

2. he has not been bankrupt or entered into an individual voluntary arrangement;

3. he was not a director with an executive function of any company at the time of or within 12 months preceding any receivership, compulsory liquidation, creditors voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with that company's creditors generally or with any class of its creditors;

4. he has not been a partner in a partnership at the time of or within 12 months preceding any compulsory liquidation, administration or partnership voluntary arrangement of such partnership;

5. he has not had his assets the subject of any receivership or has been a partner of a partnership at the time of or within 12 months preceding any assets thereof being the subject of a receivership;

6. he has not been subject to any public criticism by any statutory or regulatory authority (including any recognised professional body) nor has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of a company.

The above named Director has technical interests, as at 11 February 2005 under
Schedule 13 to the Companies Act as follows:

   -A technical interest, together with all employees of BT Group plc in 28,649,650 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;


   -A technical interest, together with all employees of BT Group plc in 127,741 Ordinary Shares held by the Trustee of the BT Group Employee Share Investment Plan, Halifax Corporate Trustees Limited

24) Name of contact and telephone number for queries

John Challis
020 7356 4086

25) Name of signature or authorised company official responsible for making this notification

John Challis

Date of Notification: 11 February 2005

Enclosure No.5.

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1) Name of company

BT Group plc

2) Name of Director

Ben Verwaayen

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ilford Trustees (Jersey) Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Vesting of awards of shares under the BT Group Retention Share Plan.

7) Number of shares/amount of stock acquired:

872,615

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

358,490

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

207.75p

13)  Date of transaction

11 February 2005

14) Date Company informed

11 February 2005

15) Total holding following this notification

Ben Verwaayen
Personal holding: 902,001 ordinary shares
BT Group Deferred Bonus Plan: 781,024
BT Group Incentive Share Plan: 252,798
BT Group Global Share Option Plan: options over 4,217,958 shares

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

The above named Director has a technical interest, as at 11 February 2005 under
Schedule 13 of the Companies Act as follows:

   -A technical interest, together with all employees of BT Group plc in 28,649,650 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

   -A technical interest, together with all employees of BT Group plc in 127,741 Ordinary Shares held by the Trustee of the BT Group Employee Share Investment Plan, Halifax Corporate Trustees Limited

24) Name of contact and telephone number for queries

John Challis, 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification

John Challis


Date of Notification: 11 February 2005

Enclosure No.6.

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Director

Sir Christopher Bland
Ben Verwaayen
Ian Livingston
Pierre Danon
Paul Reynolds
Andy Green
Hanif Lalani

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Adjustment in the technical interests' of the above directors following the vesting of awards under the BT Group Retention Share Plan to one participant.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ilford Trustees (Jersey) Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Adjustment in the technical interests' of the above directors following the vesting of awards under the BT Group Retention Share Plan to one participant.

7) Number of shares/amount of stock acquired:

n/a

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

872,615 ordinary shares transferred to participant

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

207.75p

13)  Date of transaction

11 February 2005

14) Date Company informed

11 February 2005

15) Total holding following this notification

n/a

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

nil

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

The above named Directors have technical interests, as at 11 February 2005 under
Section 13 of the Companies Act as follows:

- A technical interest, together with all employees of BT Group plc in 27,776,035 ordinary shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

- A technical interest, together with all employees of BT Group plc, in 127,741 ordinary shares held in the name of Halifax Corporate Trustees Limited as Trustee for BT Group Employee Share Investment Plan.

24) Name of contact and telephone number for queries

John Challis 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification

John Challis

Date of Notification: 11 February 2005

Enclosure No.7.

Friday, 11 February 2005
                                  BT GROUP PLC
                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Merrill Lynch International 750,000 ordinary shares at a price of 207.62 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 105,987,460 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,528,641,578.

Enclosure No.8.

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company
BT Group plc

2) Name of Director
Sir Christopher Bland
Andy Green
Paul Reynolds
Hanif Lalani

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest. Directors in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Halifax Corporate Trustees Limited (as Trustee of the BT Group Employee Share Investment Plan).

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary Monthly purchase of shares and reinvestment of interim dividends in further shares under the terms of the BT Group Employee Share Investment Plan.

7)  Number of shares/amount of stock acquired:
All shares are held in the name of Halifax Corporate Trustees Limited:
Sir Christopher Bland - 5 shares
Andy Green - 7 shares
Paul Reynolds - 108 shares
Hanif Lalani - 108 shares

8) Percentage of issued class
n/a

9) Number of shares/amount of stock disposed n/a

10) Percentage of issued class
n/a

11) Class of security
Ordinary shares of 5p each

12) Price per share
212p

13) Date of transaction
14 February 2005

14) Date Company informed
15 February 2005

14) Total holding following this notification
Sir Christopher Bland
Personal holding: 674,183 ordinary shares
BT Group Retention Share Plan: 299,753 shares
BT Group Legacy Option Plan: options over 314,244 shares

Andy Green
Personal holding: 120,002 ordinary shares
BT Group Deferred Bonus Plan: 230,154 shares
BT Group Incentive Share Plan: 153,484 shares
BT Group Global Share Option Plan: options over 1,880,230 shares
BT Group Employee Sharesave Scheme: an option over 5,712 shares.

Paul Reynolds
Personal holding: 67,706 ordinary shares
BT Group Deferred Bonus Plan: 208,593 shares
BT Group Incentive Share Plan: 144,456 shares
BT Group Global Share Option Plan: options over 1,769,624 shares
BT Group Employee Sharesave Scheme: an option over 4,555 shares.

Hanif Lalani
Personal holding: 5,671 ordinary shares
BT Group Deferred Bonus Plan: 66,720 shares
BT Group Incentive Share Plan: 72,224 shares
BT Group Global Share Option Plan: options over 649,851 shares
BT Group Employee Sharesave Scheme: an option over 5,346 shares.

16) Total percentage holding of issued class following this notification n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant
n/a

18) Period during which or date on which exercisable n/a

19) Total amount paid (if any) for grant of the option n/a

20) Description of shares or debentures involved: class, number n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise n/a

22) Total number of shares or debentures over which options held following this notification n/a

23) Any additional information
The above named Directors have a technical interest, as at 15 February 2005 under Schedule 13 of the Companies Act as follows:

   -A technical interest, together with all employees of BT Group plc in 27,777,035 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

   -A technical interest, together with all employees of BT Group plc in 127,741 Ordinary Shares held by the Trustee of the BT Group Employee Share Investment Plan, Halifax Corporate Trustees Limited

24) Name of contact and telephone number for queries
John Challis, 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification
John Challis

Date of Notification: 15 February 2005

Enclosure No.9.

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Director

Sir Christopher Bland
Ben Verwaayen
Ian Livingston
Pierre Danon
Andy Green
Paul Reynolds
Hanif Lalani

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Adjustment in technical interest of the above directors

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Halifax Corporate Trustees Ltd

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single company PEP and if discretionary/non discretionary

Adjustment in technical interest of the above directors

7) Number of shares/amount of stock acquired:

Recovery of 200 BT Group shares by Halifax Corporate Trustees Limited as Trustee of the BT Group Employee Share Investment Plan from awards made to non-eligible individuals.

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

n/a

13) Date of transaction

14 February 2005

14) Date Company informed

15 February 2005

15) Total holding following this notification

n/a

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following details (17 - 22)

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

No change

23) Any additional information

The above named Directors have technical interests, as at 15 February 2005 under
Schedule 13 of the Companies Act as follows:

   - A technical interest, together with all employees of BT Group plc in 127,941 Ordinary Shares held by the Trustee of the BT Group Employee Share Investment Plan, Halifax Corporate Trustees Limited;
   - A technical interest, together with all employees of BT Group plc in 27,777,035 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

24) Name of contact and telephone number for queries

John Challis 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification
John Challis

Date of Notification: 15 February 2005

Enclosure No.10.

Wednesday 16 February 2005

                                  BT GROUP PLC
                           TRANSACTION IN OWN SHARES

BT Group plc announces that today it transferred to participants in its employees share schemes 9,731 ordinary shares at a price of 199.50 pence per share. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BT Group plc holds 105,977,729 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,528,651,309.

Enclosure No.11.

Friday 18 February 2005
                                  BT GROUP PLC
                           TRANSACTION IN OWN SHARES

BT Group plc announces that today it transferred to a participant in its employees share schemes 1,381 ordinary shares at a price of 199.50 pence per share. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BT Group plc holds 105,976,348 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,528,652,690.

Enclosure No.12.

Friday, 18 February 2005

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Merrill Lynch International 2,000,000 ordinary shares at a price of 212.10 pence per share. The purchased shares will all be held as treasury shares.

Following the above transfer, BT Group plc holds 107,976,348 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,526,652,690.

Enclosure No.13.

Monday, 21 February 2005

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES


BT Group plc announces that it has today purchased through Merrill Lynch International 1,500,000 ordinary shares at a price of 209.22 pence per share. The purchased shares will all be held as treasury shares.


Following the above transfer, BT Group plc holds 109,476,348 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,525,152,690.



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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date 22 February 2005